                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K



  (Mark One)

     [X]                         Annual Report
                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                                (Fee Required)
                    For the fiscal year ended June 30, 1994


                                      OR


     [ ]      Transition report pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                               (No Fee Required)

                        For the transition period from



                        Commission File Number 33-26866


                  LYONDELL PETROCHEMICAL COMPANY SAVINGS PLAN
                         FOR NON-REPRESENTED EMPLOYEES
                              (Title of the Plan)



                        Lyondell Petrochemical Company
                             1221 McKinney Street
                             Houston, Texas 77010

                   (Name and address of principal executive
                    office of the issuer of the securities)

          FINANCIAL STATEMENTS OF THE LYONDELL PETROCHEMICAL COMPANY
                  SAVINGS PLAN FOR NON-REPRESENTED EMPLOYEES


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                    PAGE
                                                    ----
Report of Independent Accountants                      2

Financial Statements:

  Statement of Net Assets Available for Benefits
     as of June 30, 1994 and 1993                      3

  Statement of Changes in Net Assets Available for
     Benefits with Fund Information for the year
     ended June 30, 1994                               4

  Notes to Financial Statements                        5

Supplemental Schedules:

  Item 27a - Schedule of Assets Held for
   Investment Purposes as of and for the year
   ended June 30, 1994                                 9

  Item 27d - Schedule of Reportable Transactions
   for the year ended June 30, 1994                   10

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrative Committee of the
Lyondell Petrochemical Company Savings Plan for Non-Represented Employees:

We have audited the accompanying statements of net assets available for benefits of the Lyondell Petrochemical Company Savings Plan for Non-Represented Employees (the "Plan") as of June 30, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended June 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective August 23, 1993, certain Plan participants became participants of a new Plan with a new Plan sponsor.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1994 and 1993, and the changes in net assets available for benefits for the year ended June 30, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND L.L.P.
Los Angeles, California
December 9, 1994

                  LYONDELL PETROCHEMICAL COMPANY SAVINGS PLAN
                         FOR NON-REPRESENTED EMPLOYEES
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                         AS OF JUNE 30, 1994 AND 1993

                                               1994             1993
                                               ----             ----
ASSETS

Investments, at fair value:
  Lyondell Petrochemical Company
   common stock (1994 - 444,408 shares,
   cost $9,550,362; 1993 - 603,285
   shares, cost $13,054,355)                $10,943,547      $12,744,396



  Atlantic Richfield Company common stock
   (1994 - 40,686 shares, cost $3,137,920;
    1993 - 96,337 shares, cost $7,055,191)    4,160,144       11,199,176

  ARCO Chemical Company common stock
   (1994 - 179 shares, cost $5,943;
    1993 - 169 shares, cost $5,495)               8,122            6,887

  Money Market Fund                           6,600,689       15,104,782

  Equity Fund
   (1994 - 36,666 units, cost $1,205,913;
    1993 - 59,586 units, cost $1,806,970)     1,660,167        2,688,744

  Bond Fund
   (1994 - 35,932 units, cost $495,820;
    1993 - 64,180 units, cost $856,925)         526,723          961,737

  United States Government Series "E" Bonds         469            1,800
                                            -----------      -----------
     Total investments                       23,899,861       42,707,522
Participant loans receivable                  1,963,579        3,413,445
Restoration payment receivable (Note 5)         387,510               --
Other assets                                     29,178          204,212
                                            -----------      -----------
     Total assets                           $26,280,128      $46,325,179

LIABILITIES

Amounts payable for securities purchased
 and other accrued liabilities              $     5,995      $    89,203
                                            -----------      -----------
Net assets available for benefits           $26,274,133      $46,235,976
                                            ===========      ===========



  The accompanying notes are an integral part of these financial statements.

   LYONDELL PETROCHEMICAL COMPANY SAVINGS PLAN FOR NON-REPRESENTED EMPLOYEES STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                       FOR THE YEAR ENDED JUNE 30, 1994

                                                                                                ARCO
                                                                                              Chemical      Money
                                                               Lyondell          ARCO          Common       Market
                                              Plan Total     Common Stock     Common Stock     Stock         Fund
                                             ------------    ------------    ------------     -------    ------------
Contributions:
  Company                                    $  1,009,809    $  1,009,809
  Participant                                   1,219,342         568,404                                 $   438,934
                                             ------------    ------------    ------------     -------    ------------
Total                                           2,229,151       1,578,213                                     438,934
                                             ------------    ------------    ------------     -------    ------------
Benefits paid to participants                  (3,373,271)       (149,253)   $   (379,506)                 (2,844,119)
                                             ------------    ------------    ------------     -------    ------------
Investment income:
  Cash dividends on Atlantic Richfield
   Company common stock                           301,982                        301,982
  Cash dividends on Lyondell Petrochemical
   Co. common stock                               421,918         421,918
  Earnings on other investments                   494,114                                     $   433         353,710
Net appreciation (depreciation) in the fair
 value of investments                               7,000         937,543        (619,043)        787        (385,124)
                                             ------------    ------------    ------------     -------    ------------
   Net investment income (loss)                 1,225,014      1,359,461         (317,061)      1,220         (31,414)
                                             ------------    ------------    ------------     -------    ------------
Restoration payment (Note 5)                      387,510                                                     387,510
Amounts transferred  from (to):
  LYONDELL-CITGO Savings Plan
   (Non-Represented)                          (20,535,907)     (4,176,550)     (5,507,211)                 (7,642,690)
   ARCO Savings Plan III                           (4,367)         (1,968)                                       (905)
   ARCO Savings Plan II                           110,027         (18,027)        (78,767)                     23,262
Net transfers between options                          --        (392,725)       (756,487)         15       1,461,013
                                             ------------    ------------    ------------     -------    ------------
Net increase (decrease)                       (19,961,843)     (1,800,849)     (7,039,032)      1,235      (8,208,409)
Net assets available for benefits:
  Beginning of year                            46,235,976      12,744,396      11,199,176       6,887      15,219,791
                                             ------------    ------------    ------------     -------    ------------
  End of year                                $ 26,274,133    $ 10,943,547    $  4,160,144     $ 8,122    $  7,011,382
                                             ============    ============    ============     =======    ============

                                                Equity            Bond         Participant         U.S. Series
                                                 Fund             Fund            Loans             "E" Bond
                                              -----------       ---------       -----------        ----------
Contributions:
  Company
  Participant                                  $  169,501       $  42,503
                                              -----------       ---------       -----------          -------
Total                                             169,501          42,503
                                              -----------      ----------       -----------          -------
Benefits paid to participants                                                                        $  (393)
                                              -----------      ----------       -----------          -------
Investment income:
  Cash dividends on Atlantic Richfield
   Company common stock
  Cash dividends on Lyondell Petrochemical
   Co. common stock
  Earnings on other investments                                                 $   139,971
Net appreciation (depreciation) in the fair
 value of investments                               4,046          68,791
                                              -----------      ----------       -----------          -------
   Net investment income (loss)                     4,046          68,791           139,971
                                              -----------      ----------       -----------          -------
Restoration payment (Note 5)
Amounts transferred from (to):
  LYONDELL-CITGO Savings Plan
   (Non-Represented)                           (1,415,724)       (406,001)       (1,386,793)            (938)
   ARCO Savings Plan III                           (1,494)
   ARCO Savings Plan II                           193,024                            (9,465)
Net transfers between options                      22,070        (140,307)         (193,579)
                                              -----------      ----------       -----------          -------
Net increase (decrease)                        (1,028,577)       (435,014)       (1,449,866)          (1,331)
Net assets available for benefits:
  Beginning of year                             2,688,744         961,737         3,413,445            1,800
                                              -----------      ----------       -----------          -------
  End of year                                 $ 1,660,167      $  526,723       $ 1,963,579          $   469
                                              ===========      ==========       ===========          =======

  The accompanying notes are an integral part of these financial statements.

                  LYONDELL PETROCHEMICAL COMPANY SAVINGS PLAN
                         FOR NON-REPRESENTED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS


Note 1 - Description of Plan:

  The Lyondell Petrochemical Company Savings Plan for Non-Represented Employees (the "Plan") is a defined contribution plan for non-represented employees and deferred vested retirees of Lyondell Petrochemical Company (the "Company" or "Lyondell").

  All contributions are held in trust. Participant's contributions are invested by the Trustee in accordance with the option or options elected by each participant. That portion of a participant's account derived from the participant's own contributions and earnings thereon may be invested in any of the following alternatives or any combination thereof: common stock of the Company, units of the Equity Fund, units of the Bond Fund or units of the Money Market Fund. When investing in common stock of the Company, the participant may designate that the common stock be held either in the ESOP fund (that part of the Plan intended to qualify as an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code) or in the non-ESOP fund. Dividends on common stock held in the non-ESOP fund are reinvested in the common stock of the Company and held in the participant's plan account. Dividends on common stock held in the ESOP fund are reinvested in the Money Market Fund and held in the participant's plan account.

  On July 1, 1993, the Company and CITGO Petroleum Corporation ("CITGO") announced the commencement of operations of LYONDELL-CITGO Refining Company Ltd. ("LCR"). LCR adopted the LYONDELL-CITGO Refining Company Ltd. Savings Plan for Non-Represented Employees (the "LCR Plan") which is substantially similar to the Plan. All participants of the Plan who became employees of LCR as of July 1, 1993 continued to participate in the Plan until August 23, 1993. On August 23, 1993, participants of the Plan who became employees of LCR had the assets attributable to their participation in the Plan transferred to the LCR Plan. Participants of the LCR Plan may not direct participant or LCR employer contributions into new purchases of Company, Atlantic Richfield Company ("ARCO") or ARCO Chemical Company ("ARCO Chemical") common stock.

  Employees of ARCO or ARCO Chemical who become employees of the Company had their assets attributable to their participation in the ARCO Savings Plan II or ARCO Chemical Company Savings Plan (which assets included ARCO common stock and ARCO Chemical common stock) transferred to the Plan. ARCO common stock and ARCO Chemical common stock may be held or sold within the Plan; however, no new purchases of ARCO or ARCO Chemical common stock may be made except upon reinvestment of dividends from the respective common stock.

  Under plan provisions, participants, upon reaching retirement age of 65, are distributed their account balances within sixty days of the participant's retirement, or, if the participant so elects, in the calendar year following such retirement. If a participant terminates employment, for any reason, prior to retirement age, the participant's account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. A participant may elect within sixty days of termination to receive an immediate distribution or defer receipt until the following calendar year.

                  LYONDELL PETROCHEMICAL COMPANY SAVINGS PLAN
                         FOR NON-REPRESENTED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS


Note 1 - Description of Plan (Continued):

  Participants are allowed to contribute from 1% to 10% of their base pay to the Plan through payroll deductions. The Company makes matching contributions to the participant's account at the rate of 200% of the participant's contribution, up to 2% of the participant's base salary. All Company contributions are made in the form of common stock of the Company or cash to be used to purchase common stock of the Company. All contributions and earnings are fully vested and nonforfeitable. All contributions and earnings are allocated to individual participant accounts on an equity basis. Participants should refer to the Plan document for a complete description of the Plan's provisions.

  Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, all participants will be fully vested in their accounts and all assets of the Plan will continue to be held for distribution to participants as provided in the Plan.

Note 2 - Summary of Significant Accounting Policies:

Basis of Accounting

  The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

  Investments in common stock of the Company, ARCO and ARCO Chemical are valued at fair value based on quoted market prices in an active market as of the last business day of the Plan's fiscal year. All other investment options are valued at net asset value as of the last business day of the Plan's fiscal year. Net asset value is the fair value of all securities plus accruals for dividend income, interest income, and investment management expenses. The value per unit is determined by dividing the net asset value by number of units outstanding. Short-term and certain other investments are valued at cost which approximates fair value.

  Purchases and sales of securities are accounted for on a trade date basis (the date the order to buy or sell is executed). Gains or losses on the sale or distribution of securities is computed on a first-in-first-out basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Plan Expenses

  All costs of administering the Plan are paid by the Company.

                  LYONDELL PETROCHEMICAL COMPANY SAVINGS PLAN
                         FOR NON-REPRESENTED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of Significant Accounting Policies (Continued):

Participant Loans

  Participant loans are interest-bearing loans taken by participants against their respective account balances. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last business day of the month preceding the date the loan application is received by the Lyondell Petrochemical Company Savings Plan for Non-Represented Employees Administrative Committee. Interest rates range from 6 percent to 10 percent. A loan may be taken by participants for a period from one to five years. Repaid principal and interest are credited to the participant's Money Market Fund account. The loans are collateralized by the balance in the participant's account.

Payment of Benefits

  Benefits are recorded when paid.


Note 3 - Tax Status:

  The Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and is a qualified employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan has received a favorable determination letter from the Internal Revenue Service (the "Service"). Accordingly, no provision is made for federal income taxes.

  Subsequent Plan amendments are not included in the Service's ruling. The Company believes that the Plan, as presently amended, will continue to qualify under applicable provisions of the Code.


Note 4 - Reconciliation of Financial Statements to Form 5500:

  The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.


                                                             June 30
                                                     ----------------------
                                                       1994           1993
                                                     --------        ------
Net assets available for benefits per the financial
 statements                                          $26,274,133  $46,235,976
Amounts allocated to withdrawing participants            (65,805)    (263,327)
                                                     -----------  -----------
Net assets available for benefits per the
 Form 5500                                           $26,208,328  $45,972,649
                                                     ===========  ===========

                  LYONDELL PETROCHEMICAL COMPANY SAVINGS PLAN
                         FOR NON-REPRESENTED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS


Note 4 - Reconciliation of Financial Statements to Form 5500 (Continued):

  The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500.

                                                 Year Ended
                                                June 30, 1994
                                                -------------
Benefits paid to participants per the financial
 statements                                       $3,373,271
Add:  Amounts allocated to withdrawing
 participants at June 30, 1994                        65,805
Less:  Amounts allocated to withdrawing
 participants at June 30, 1993                      (263,327)
                                                  ----------
Benefits paid to participants per the Form 5500   $3,175,749
                                                  ==========

  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to June 30 but not yet paid as of that date.


Note 5 - Subsequent Event:

  On December 1, 1994, after receiving a favorable ruling from the Internal Revenue Service, ARCO made a restoration payment to the Plan which constituted a reimbursement of principal with respect to certain losses incurred by the Plan on April 30, 1994, and interest accrued thereon to the date of the restoration payment.

                  LYONDELL PETROCHEMICAL COMPANY SAVINGS PLAN
                         FOR NON-REPRESENTED EMPLOYEES
                            SUPPLEMENTAL SCHEDULES
                           EIN: 95-4160558, P/N 003

          Item 27a - Schedule of Assets Held for Investment Purposes
                              as of June 30, 1994



- --------------------------------------------------------------------------------------------------------------
(a)     (b) Identity of issue,       (c) Description of investment            (d) Cost         (e) Current
      borrower, lessor, or similar    including maturity date, rate                                value
                party                of interest, collateral, par or
                                             maturity value
- --------------------------------------------------------------------------------------------------------------
      Atlantic Richfield Company            Par value $2.50                  $3,137,920           $4,160,144
          common stock
- --------------------------------------------------------------------------------------------------------------
        ARCO Chemical Company               Par value $1.00                      $5,943               $8,122
           common stock
- --------------------------------------------------------------------------------------------------------------
       Lyondell Petrochemical               Par value $1.00                  $9,550,362          $10,943,547
        Company common stock
- --------------------------------------------------------------------------------------------------------------
         Money Market Fund             Cash and cash equivalents             $6,600,689           $6,600,689
                                         with variable rates
- --------------------------------------------------------------------------------------------------------------
           Equity Fund                      Par value $15.33                 $1,205,913           $1,660,167
- --------------------------------------------------------------------------------------------------------------
            Bond Fund                       Par value $10.00                   $495,820             $526,723
- --------------------------------------------------------------------------------------------------------------
    United States Gov't Series              Par value $18.75                       $469                 $469
          "E" Bonds
- --------------------------------------------------------------------------------------------------------------
       Participant Loans               Various rates of interest                     --           $1,963,579
                                        ranging from 6% to 10%;
                                       maturing between 1 and 5
                                                years
- --------------------------------------------------------------------------------------------------------------

  Item 27a - Schedule of Assets Held for Investment Purposes Which Were Both
                 Acquired and Disposed of Within the Plan Year
                       For The Year Ended June 30, 1994


- --------------------------------------------------------------------------------------------------------------
    (a) Identity of issue,           (b) Description of investment       (c) Cost of       (d) Proceeds of
  borrower, lessor, or similar       including maturity date, rate       acquisitions        dispositions
            party                   of interest, collateral, par or
                                            maturity value
- --------------------------------------------------------------------------------------------------------------
   Atlantic Richfield Company               Par value $2.50                $13,357             $13,026
        common stock
- --------------------------------------------------------------------------------------------------------------
    Lyondell Petrochemical                  Par value $1.00               $280,793            $312,509
     Company common stock
- --------------------------------------------------------------------------------------------------------------
         Equity Fund                        Par value $15.33              $306,985            $311,405
- --------------------------------------------------------------------------------------------------------------
          Bond Fund                         Par value $10.00                $9,683              $9,418
- --------------------------------------------------------------------------------------------------------------

                  LYONDELL PETROCHEMICAL COMPANY SAVINGS PLAN
                         FOR NON-REPRESENTED EMPLOYEES
                      SUPPLEMENTAL SCHEDULES (Continued)
                           EIN: 95-4160558, P/N 003

                Item 27d - Schedule of Reportable Transactions
                       for the year ended June 30, 1994

- --------------------------------------------------------------------------------------------------------------
 (a) Identity of party           (b) Description of           (c) Purchase       (d) Selling        (e) Lease
        involved               asset (include interest            price              price            rental
                                rate and maturity in
                                  case of a loan)
- --------------------------------------------------------------------------------------------------------------
  Atlantic Richfield              Par value $2.50                $236,751                              N/A
 Company common stock
- --------------------------------------------------------------------------------------------------------------
  Atlantic Richfield              Par value $2.50                                 $1,070,762           N/A
 Company common stock
- --------------------------------------------------------------------------------------------------------------
Lyondell Petrochemical            Par value $1.00              $2,790,911                              N/A
 Company common stock
- --------------------------------------------------------------------------------------------------------------
Lyondell Petrochemical            Par value $1.00                                 $1,332,758           N/A
 Company common stock
- --------------------------------------------------------------------------------------------------------------
    ARCO Chemical                 Par value $1.00                    $448                              N/A
 Company common stock
- --------------------------------------------------------------------------------------------------------------
  Money Market Fund                Cash and cash               $5,208,006                              N/A
                                 equivalents with
                                  variable rates
- --------------------------------------------------------------------------------------------------------------
  Money Market Fund                Cash and cash                                  $6,091,766           N/A
                                 equivalents with
                                  variable rates
- --------------------------------------------------------------------------------------------------------------
    Equity Fund                   Par value $15.33               $777,987                              N/A
- --------------------------------------------------------------------------------------------------------------
    Equity Fund                   Par value $15.33                                  $659,175           N/A
- --------------------------------------------------------------------------------------------------------------
     Bond Fund                    Par value $10.00               $143,725                              N/A
- --------------------------------------------------------------------------------------------------------------
     Bond Fund                    Par value $10.00                                  $168,770           N/A
- --------------------------------------------------------------------------------------------------------------


- --------------------------------------------------------------------------------------------------------------
 (a) Identity of party         (f) Expense           (g) Cost of          (h) Current         (i) Net gain
        involved                 incurred                asset              value of            or (loss)
                                   with                                     asset on
                               transaction                                 transaction
                                                                               date
- --------------------------------------------------------------------------------------------------------------
  Atlantic Richfield                 N/A                                     $236,751                --
 Company common stock
- --------------------------------------------------------------------------------------------------------------
  Atlantic Richfield                 N/A                 $740,645          $1,070,762          $330,117
 Company common stock
- --------------------------------------------------------------------------------------------------------------
Lyondell Petrochemical               N/A                                   $2,790,911                --
 Company common stock
- --------------------------------------------------------------------------------------------------------------
Lyondell Petrochemical               N/A               $1,385,823          $1,332,758          ($53,065)
 Company common stock
- --------------------------------------------------------------------------------------------------------------
    ARCO Chemical                    N/A                                         $448                --
 Company common stock
- --------------------------------------------------------------------------------------------------------------
  Money Market Fund                  N/A                                   $5,208,006                --


- --------------------------------------------------------------------------------------------------------------
  Money Market Fund                  N/A               $6,091,766          $6,091,766                --


- --------------------------------------------------------------------------------------------------------------
    Equity Fund                      N/A                                     $777,987                --
- --------------------------------------------------------------------------------------------------------------
    Equity Fund                      N/A                 $560,369            $659,175           $98,806
- --------------------------------------------------------------------------------------------------------------
     Bond Fund                       N/A                                     $143,725                --
- --------------------------------------------------------------------------------------------------------------
     Bond Fund                       N/A                 $142,723            $168,770           $26,047
- --------------------------------------------------------------------------------------------------------------

                  LYONDELL PETROCHEMICAL COMPANY SAVINGS PLAN
                         FOR NON-REPRESENTED EMPLOYEES

                                  SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   LYONDELL PETROCHEMICAL COMPANY SAVINGS
                                     PLAN FOR NON-REPRESENTED EMPLOYEES


                                    By:          RICHARD W. PARK
                                      -----------------------------------
                                                   (Signature)
                                                 Richard W. Park
                                               Member, Savings Plan
                                             Administrative Committee



Date:  December 14, 1994

                                 EXHIBIT INDEX

                                                        Sequentially
 Exhibit                                                Numbered Page
   No.                         Exhibit                  Where Located
 -------                       -------                  -------------
   24         Consent of Coopers & Lybrand L.L.P.           13